September 15, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
File Number: 001-11356

Dear Mr. Rosenberg:

We are in the process of finalizing our response to each of the comments included in your letter dated August 22, 2008. We currently expect to submit our formal response to each of these comments (in a letter to be filed via EDGAR) on or before Wednesday, September 17, 2008.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer